    As filed with the Securities and Exchange Commission on April 25, 2008
                                                             File No. 333-87218
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                   FORM S-1

                            REGISTRATION STATEMENT
                                     under
                          THE SECURITIES ACT OF 1933
                        Post-Effective Amendment No. 6

                        PHL VARIABLE INSURANCE COMPANY
            (Exact name of registrant as specified in its charter)

          Connecticut                         6311                      06-1045829
(State or other jurisdiction of   (Primary Standard Industrial        (IRS Employer
incorporation or organization)     Classification Code Number)    Identification Number)

                               One American Row
                              Hartford, CT 06102
                                (800) 447-4312
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              John H. Beers, Esq.
                        PHL Variable Insurance Company
                               One American Row
                            Hartford, CT 06102-2899
                                (860) 403-5050
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: The market value adjustment interests under annuity contracts covered by this registration statement are to be issued promptly and from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus herein relates to Registration Statement Numbers 333-20277 and 333-55240.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

================================================================================

           MARKET VALUE ADJUSTED GUARANTEED INTEREST ACCOUNT ANNUITY

                                   Issued by

                        PHL Variable Insurance Company


 PROSPECTUS                                                       May 1, 2008


This prospectus describes a Market Value Adjusted Guaranteed Interest Account Annuity ("MVA"). The MVA is only available for use under certain PHL Variable Insurance Company's variable accumulation deferred annuity contracts ("Contract"). The MVA and the contracts are available through Phoenix Equity Planning Corporation ("PEPCO"), the principal underwriter.

The contract prospectus must accompany this prospectus. You should read the contract prospectus and keep it, and this Prospectus, for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

PEPCO is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.

Your investment in the MVA is subject to possible loss of principal and earnings, since a surrender charge and market value adjustment may apply to withdrawals or upon surrender of the contract. Please see the "Risk Factors" section on page 3.

An investment in the MVA is not:

..  a bank deposit or obligation; or

.. guaranteed by any bank or by the Federal Deposit Corporation or any other government agency.

If you have any questions, please contact:

                                      [GRAPHIC]
                                                PHL Variable Insurance Company
                                                Annuity Operations Division
                                                PO Box 8027
                                                Boston, MA 02266-8027
                                      [GRAPHIC] Tel. 800/541-0171



                               TABLE OF CONTENTS


Heading                                         Page
----------------------------------------------------

Special Terms..................................    3
Risk Factors...................................    3
Product Description............................    3
 The Nature of the Contract and the MVA........    3
 Availability of the MVA.......................    4
 The MVA.......................................    4
 Market Value Adjustment.......................    4
 Setting the Guaranteed Rate...................    5
 Deductions of Surrender Charges on Withdrawals    5
Investments by PHL Variable....................    5
Distribution of Contracts......................    6
Federal Income Taxation Discussion.............    6
Accounting Practices...........................    6
Description of PHL Variable....................    6
 Overview......................................    6
 Impact of New Accounting Standards............    7
 Accounting Standards Not Yet Adopted..........    7
 Critical Accounting Estimates.................    8


Heading                                               Page

 General Account.....................................   11
 Separate Accounts...................................   11
 Debt and Equity Securities Held in General Account..   11
 Liquidity and Capital Resources.....................   14
 Contractual Obligations and Commercial
   Commitments.......................................   15
 Off-Balance Sheet Arrangements......................   16
 Reinsurance.........................................   16
 Statutory Capital and Surplus and Risk-Based Capital   16
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................   16
 Selected Financial Data.............................   16
 Executive Compensation and Management Ownership of
   PNX Shares........................................   19
 The Separate Account................................   20
Experts..............................................   21
The Phoenix Companies, Inc.--Legal Proceedings about
  Company Subsidiaries...............................   21

                          INCORPORATION BY REFERENCE


  The SEC allows us to "incorporate by reference" information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. This prospectus incorporates by reference our Annual Report on Form 10-K for the year ended December 31, 2007, and the definitive proxy statement filed by the Phoenix Companies, Inc. pursuant to Regulation 14A on March 7, 2008.


  After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

  Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.

  We file our Securities Exchange Act of 1934 documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q, electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0001031223. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

  The address of the site is http://www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 100 F Street NE, Room 1580, Washington, DC 20549-2001. For more information on the operations of the SEC's Public Reference Room, call 1-800-SEC-0330.


  If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please call our Annuity Operations Division at 800-541-0171 or write to us at PHL Variable Insurance Company, Annuity Operations Division, PO Box 8027, Boston, MA 02266-8027.

Special Terms
--------------------------------------------------------------------------------

  As used in this prospectus, the following terms mean:

Contract Value: Prior to the end of the guarantee period, the sum of the values under a contract of all accumulation units held in the subaccounts of the Separate Account plus the values held in the Guaranteed Interest Account and in the MVA.

Current Rate: The guaranteed rate currently in effect for amounts allocated to the MVA, established from time to time for various guarantee periods.

Death Benefit: An amount payable upon the death of the annuitant or owner, as applicable, to the named beneficiary.

Expiration Date: The date on which the guarantee period ends.

Guarantee Period: The duration for which interest accrues at the guaranteed rate on amounts allocated to the MVA.

GIA (Guaranteed Interest Account): An allocation option under which premium amounts are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of PHL Variable. The GIA is funded by our general account.

Guaranteed Rate: The effective annual interest rate we use to accrue interest on amounts allocated to the MVA for a guarantee period. Guaranteed rates are fixed at the time an amount is credited to the MVA and remain constant throughout the guarantee period.

MVA (Market Value Adjusted Guaranteed Interest Account Annuity): This is an account that pays interest at a guaranteed rate if held to the end of the guarantee period. If such amounts are withdrawn, transferred or applied to an annuity option before the end of the guarantee period, a market value adjustment will be made. Assets allocated to the MVA are part of the assets allocated to PHL Variable Separate Account MVA1.

Market Value Adjustment: An adjustment is made to the amount that a contract owner receives if money is withdrawn, transferred or applied to an annuity option from the MVA before the expiration date of the guarantee period.

PHL Variable (Company, We, Us, Our): PHL Variable Insurance Company.

Separate Account: PHL Variable Accumulation Account, a separate account of PHL Variable Insurance Company which funds the variable annuity contract associated with the MVA (see "The Nature of the Contract and the MVA" for a description of the Separate Account).

Risk Factors
--------------------------------------------------------------------------------

.. Investment Risk--Principal and interest when credited are guaranteed by the company unless you make a withdrawal from or surrender the contract, which may be subject to a surrender charge and MVA.

.. Loss of Principal Risk--Withdrawals and surrenders from the contract in excess of the free withdrawal amount, prior to the end of the surrender charge period, are subject to a surrender charge and market value adjustment ("MVA"). A negative MVA is limited to the contract's interest, therefore, the application of a negative MVA alone will not result in loss of principal. However, the combination of the surrender charge and MVA may result in loss of principal.

Product Description
--------------------------------------------------------------------------------

The Nature of the Contract and the MVA
  The investment option described in this prospectus is an MVA available only under the variable accumulation deferred annuity contracts offered by PHL Variable. The contract is described in detail in its own prospectus. You should review the contract prospectus along with this prospectus before deciding to allocate purchase payments to the MVA.

..  The MVA currently provides four choices of interest rate Guarantee Periods:

                              . 3 years . 5 years
                              . 7 years . 10 years



.. Purchase payments can be allocated to one or more of the available MVA guarantee period options. Allocations may be made at the time you make a payment or you may transfer amounts held in the subaccounts of the Separate Account, the GIA or other available MVA guarantee periods. Generally, amounts allocated to MVA options must be for at least $1,000. We reserve the right to limit cumulative amounts allocated to the MVA during any one-week period to not more than $250,000.

.. Amounts may be transferred to or from the MVA according to the transfer rules under the contract. You may make up to six transfers per year from the MVA. (See "The Accumulation Period--Transfers" of the Contract prospectus.)

.. Allocations that remain in the MVA until the applicable expiration date will be equal to the amount originally allocated, multiplied by its guaranteed rate, which is compounded on an annual basis.

.. A market value adjustment will be made if amounts are withdrawn, transferred or applied to an annuity option from the MVA before the expiration date.
   (See "The MVA.")

.. The contract provides for the accumulation of values before maturity and for the payment of annuity benefits thereafter. Since MVA values are part of the contract value, your earnings on allocations to the MVA will affect the values available at surrender or maturity. No market value adjustment will be applied to withdrawals to pay Death Benefit proceeds.

.. We may offer additional guarantee periods to certain individuals or groups of individuals who meet certain minimum premium criteria.

  We reserve the right to elaborate upon, supplement or alter the terms or arrangements associated with, or relating to, this prospectus in connection with the offering of flexible premium accumulation deferred annuity contracts utilizing market value adjusted guaranteed interest account contracts to certain institutional investors, provided that such arrangements do not materially and adversely affect the rights or interests of other investors hereunder.

Availability of the MVA
  The MVA is not available in all states. For information, call our Annuity Operations Division at 800/541-0171.

The MVA
  The MVA is available only during the accumulation phase of your contract. The MVA option currently offers different guarantee periods, which provide you with the ability to earn interest at different guaranteed rates on all or part of your contract value. Each allocation has its own guaranteed rate and expiration date. Because we change guaranteed rates periodically, amounts allocated to a guarantee period at different times will have different guaranteed rates and expiration dates. The applicable guaranteed rate, however, does not change during the guarantee period.

  We will notify you of the expiration of the guarantee period and of your available options within 30 days of the expiration date. You will have 15 days before and 15 days following the expiration date ("window period") to notify us of your election. During this window period, any withdrawals or transfers from the MVA will not be subject to a market value adjustment. Unless you elect to transfer funds to a different guarantee period, to the subaccounts of the Separate Account, to the GIA or elect to withdraw funds, we will begin another guarantee period of the same duration as the one just ended and credit interest at the current rate for that new guarantee period. If you chose a guarantee period that is no longer available or if your original guarantee period is no longer available, we will use the guarantee period with the next longest duration.

  We reserve the right, at any time, to discontinue guarantee periods or to offer guarantee periods that differ from those available at the time your contract was issued. Since guarantee periods may change, please contact us to determine the current guarantee periods being offered.

Market Value Adjustment
  Any withdrawal from the MVA will be subject to a market value adjustment unless the effective date of the withdrawal is within the window period. For this purpose, redemptions, transfers and amounts applied to an annuity option under a contract are treated as withdrawals. The market value adjustment will be applied to the amount being withdrawn after the deduction of any applicable administrative charge and before the deduction of any applicable contingent deferred sales charges (surrender charges). See the contract prospectus for a description of these charges. The market value adjustment can be positive or negative. The amount being withdrawn after application of the market value adjustment can be greater than or less than the amount withdrawn before the application of the market value adjustment.

  A market value adjustment will not be applied upon the payment of the death benefit.

  The market value adjustment will reflect the relationship between the current rate (defined below) for the amount being withdrawn and the guaranteed rate. It is also reflective of the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is equal to or lower than the applicable current rate, the market value adjustment will result in a lower payment upon withdrawal. Conversely, if the guaranteed rate is higher than the applicable current rate, the market value adjustment will produce a higher payment upon withdrawal.

  The market value adjustment which is applied to the amount being withdrawn is determined by using the following formula:

  Market Value Adjustment

                 = Amount x         1 + i          n/12 -1
                                ---------------
                            [(  1 + j + 0.0025 )            ]

  where,

  Amount, is the amount being withdrawn less any applicable administrative charges;

  i, is the guaranteed rate being credited to the amount being withdrawn;

  j, is the current rate, which is the current interest rate for new deposits with a guarantee period equal to the number of years remaining in the current guarantee period, rounded up to the next higher number of complete years;

  n, is the number of months rounded up to the next whole number from the date of the withdrawal or transfer to the end of the current guarantee period.

  If the company does not offer a guarantee period equal to the number of years remaining in the guarantee period, "j" will be determined by interpolation of the guaranteed rate for the guarantee periods then available.

Examples
  The following examples illustrate how the market value adjustment operates:

  Example 1
  $10,000 is deposited on January 1, 1997, into an MVA with a 5-year guarantee period. The guaranteed rate for this deposit amount is 5.50%.

  If, on January 1, 1999 (2 years after deposit), the full amount is taken from this MVA segment, the following amount is available:

   1.The accumulated amount prior to application of market value adjustment is:

     $10,000 x (1.055)/2/ = $11,130.25

   2.The current rate that would be applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 6.50%.

   3.The number of months remaining in the guarantee period (rounded up to next whole number) is 36.

   4.The market value adjustment equals $-386.43, and is calculated as follows:

        $-386.43 = $11,130.25 x         1 + 0.055          36/12 -1
                                    -------------------
                                [(  1 + 0.065 + 0.0025 )             ]

  The market value for the purposes of surrender on January 1, 1999 is therefore equal to $10,743.82 ($11,130.25 - $386.43).

  Example 2
  $10,000 is deposited on January 1, 1997, into an MVA with a 5-year guarantee period. The guaranteed rate for this amount is 5.50%.

  If, on January 1, 1999 (2 years from deposit), the full amount is taken from this MVA segment, the following amount is available:

   1.The accumulated amount prior to application of market value adjustment is:

  $10,000 x (1.055)/2/ = $11,130.25

   2.The current rate being applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 4.50%.

   3.The number of months remaining in the guarantee period (rounded up to next whole number) is 36.

   4.The market value adjustment equals $240.79, and is calculated as follows:

        $+240.79 = $11,130.25 x         1 + 0.055          36/12 -1
                                    -------------------
                                [(  1 + 0.045 + 0.0025 )             ]

  The market value for the purposes of surrender on January 1, 1999 is therefore equal to $11,371.04 ($11,130.25 + $240.79).

  THE ABOVE EXAMPLES ARE HYPOTHETICAL AND ARE NOT INDICATIVE OF FUTURE OR PAST PERFORMANCE.

Setting the Guaranteed Rate
  We determine guaranteed rates for current and future purchase payments, transfers or renewals. Although future guaranteed rates cannot be predicted, we guarantee that the guaranteed rate will never be less than 3% per annum.

Deduction of Surrender Charges on Withdrawals
  A market value adjustment will apply if a withdrawal is made before the expiration date and outside the window period as described above.

  Depending on your contract, a full or partial withdrawal of contract value, including amounts in the MVA, may also be subject to a surrender charge.

  Please note that other charges may also be imposed against the contract, including mortality and expense risk and administrative charges. For a more detailed explanation of any surrender charge applicable to your contract and of other applicable charges, please see the "Charges and Deductions" section of the contract prospectus.

Investments by PHL Variable
--------------------------------------------------------------------------------

  Proceeds from purchases of the MVA option will be deposited into the PHL Variable Separate Account MVA1 ("Separate Account MVA1"), which is a non-unitized separate account established under Connecticut law. Contract values attributable to such proceeds are based on the interest rate we credit to MVA allocations and terms of the contract, and do not depend on the investment performance of the assets in Separate Account MVA1.

  Under Connecticut law, all income, gains or losses of Separate Account MVA1, whether realized or not, must be credited to or charged against the amounts placed in Separate Account MVA1, without regard to our other income, gains and losses. The assets of the Separate Account MVA1 may not be charged with liabilities arising out of any other business that we may conduct. Obligations under the contracts are obligations of PHL Variable.

  There are no discrete units in Separate Account MVA1. No party with rights under any contract participates in the investment gain or loss from assets belonging to Separate Account MVA1. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in Separate Account MVA1 may drop below the reserves and other liabilities it must maintain. If the Separate Account MVA1 asset value drops below the reserve and other liabilities we must maintain in relation to the contracts supported by such assets, we will transfer assets from our general account to Separate Account MVA1. Conversely, if the amount we maintain is too much, we may transfer the excess to our general account.

  In establishing guaranteed rates, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. The company's investment strategy with respect to the proceeds attributable to the contracts generally will be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.

  Investment-grade debt instruments in which the company intends to invest the proceeds from the contracts include:

.. Securities issued by the United States government or its agencies or instrumentalities.

.. Debt securities which have a rating, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Bb), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

.. Other debt instruments, although not rated by Moody's or Standard & Poor's, are deemed by the company's management to have an investment quality comparable to securities described above.

  While the above generally describes our investment strategy with respect to the proceeds attributable to the contracts, we are not obligated to invest the proceeds according to any particular strategy, except as may be required by Connecticut and other state insurance law.

Distribution of Contracts
--------------------------------------------------------------------------------


  Phoenix Equity Planning Corporation ("PEPCO") acts as the principal underwriter of the contracts. PEPCO is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA, formerly known as the NASD. PHL Variable is an indirect, wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix"). PEPCO is an indirect, wholly owned subsidiary of The Phoenix Companies, Inc. and is an affiliate of the company and of PHL Variable.

  PEPCO enters into selling agreements with broker-dealers or entities registered under or exempt under the Securities Act of 1934 ("selling brokers"). Contracts with the MVA option are offered in states where we have received authority and the MVA and the contracts have been approved. The maximum dealer concession that a selling broker will receive for selling a contract is 8.00%.


Federal Income Taxation Discussion
--------------------------------------------------------------------------------

  Please refer to "Federal Income Taxes" in the contract prospectus for a discussion of the income tax status of the contract.

Accounting Practices
--------------------------------------------------------------------------------

  The information presented below should be read with the audited financial statements of PHL Variable and other information included elsewhere in this prospectus.

  The financial statements and other financial information included in this prospectus have been prepared in conformity with accounting principles generally accepted in the United States.

Description of PHL Variable
--------------------------------------------------------------------------------

Overview
  Our executive and administrative office is located at One American Row, Hartford, Connecticut, 06103-2899.

  PHL Variable is a stock life insurance company. It was incorporated in Connecticut on July 15, 1981 and is a wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix") through its holding company, PM Holdings, Inc. Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. ("PNX"), which is a manufacturer of insurance, annuity and investment products and services. PNX was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, Phoenix redomiciled to New York.

  On June 25, 2001, the effective date of its demutualization, Phoenix converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of PNX. In addition, on June 25, 2001, PNX completed its initial public offering (IPO).


  The following chart illustrates our corporate structure as of December 31, 2007.


                                  [FLOW CHART]




  We provide life insurance and annuity products targeted at affluent and high-net-worth individuals and institutions through a wide variety of third-party financial professionals and intermediaries. In life insurance, our main focus is on permanent life insurance (universal and variable universal life) insuring one or more lives, but we also offer a portfolio of term life insurance products. In annuities, we offer deferred and immediate variable annuities with a variety of death benefit and guaranteed living benefit options.

  Our profitability is driven by interaction of the following elements:

..  Mortality margins in our variable universal and universal life product lines. We earn cost of insurance (COI) fees based on the difference between face amounts and the account values (referred to as the net amount at risk or NAR). We pay policyholder benefits and set up reserves for future benefit payments on these products. We define mortality margins as the difference between these fees and benefit costs. Mortality margins are affected by:

  .  number and face amount of policies sold;

  . actual death claims net of reinsurance relative to our assumptions, a reflection of our underwriting and actuarial pricing discipline, the cost of reinsurance and the natural volatility inherent in this kind of risk; and

  . the policy funding levels or actual account values relative to our assumptions, a reflection of policyholder behavior and investment returns.

.. Fees on our life and annuity products. Fees consist primarily of asset- and premium-based fees (including mortality and expense charges) which we charge on our variable life and variable annuity products, and depend on the premiums collected and account values of those products. Fees also include surrender charges. Non-asset-based fees are charged to cover premium taxes and non-deferrable or renewal commissions.

.. Net investment income (NII) earned on universal life and other policyholder funds managed as part of our general account, less the interest credited to policyholders on those funds, as well as NII earned on surplus that we allocate in support of these products.

..  Non-deferred expenses incurred in support of the business.

.. The deferred policy acquisition cost amortization, which is based on the amount of expenses deferred, actual results in each quarter and management's assumptions about the future performance of the business.

..  Net realized investment gains or losses on our general account investments.

  Under accounting principles generally accepted in the United States of America (GAAP), premiums and deposits for variable life, universal life and annuity products are not recorded as revenues. For certain investment options of variable products, deposits are reflected on our balance sheet as an increase in separate account liabilities. Premiums and deposits for universal life, fixed annuities and certain investment options of variable annuities are reflected on our balance sheet as an increase in policyholder deposit funds. Premiums and deposits for other products are reflected on our balance sheet as an increase in policy liabilities and accruals.



Impact of New Accounting Standards
  We adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, we recognized an increase in reserves for uncertain tax benefits through a cumulative effect adjustment of approximately $1,000 thousand, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. Including the cumulative effect adjustment, we had $1,840 thousand of total gross unrecognized tax benefits as of January 1, 2007. The entire amount of unrecognized tax benefits would, if recognized, impact the annual effective tax rate upon recognition.

  In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year
Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance for how errors should be evaluated to assess materiality from a quantitative perspective. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted SAB 108 on December 31, 2006 with no effect on our financial statements.

  In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 provides guidance on recognition and disclosure of servicing assets and liabilities and was effective beginning January 1, 2007. We adopted this standard effective January 1, 2007 with no material impact on our financial position and results of operations.

  Effective January 1, 2006, we adopted SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 resolves certain issues surrounding the accounting for beneficial interests in securitized financial assets. Our adoption of SFAS 155 did not have a material effect on our financial statements.

  Effective January 1, 2006, we adopted FASB Staff Position Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment, (FSP 115-1). FSP 115-1 provides guidance as to the determination of other-than-temporarily impaired securities and requires certain financial disclosures with respect to unrealized losses. These accounting and disclosure requirements largely codify our existing practices as to other-than-temporarily impaired securities and thus, our adoption did not have a material effect on our financial statements.

  In September 2005, the Accounting Standards Executive Committee (AcSEC) of the AICPA's issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We adopted this standard effective January 1, 2007 with no material effect on our financial position and results of operations.

Accounting Standards Not Yet Adopted
  In December 2007, the FASB issued SFAS No. 141(R), Accounting for Business Combinations (SFAS 141(R)). SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose all information needed to evaluate and understand the nature and financial effect of the combination and is effective beginning for fiscal years beginning after December 15, 2008. We will adopt this standard effective January 1, 2009 and do not expect it to have a material impact on our financial position and results of operations.

  In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160). SFAS 160 requires all entities to report noncontrolling interests in subsidiaries in the same way--as equity in the consolidated financial statements and requires that associated transactions be treated as equity transactions--and is effective beginning for fiscal years beginning after December 15, 2008. We will adopt this standard effective January 1, 2009 and do not expect it to have a material impact on our financial position and results of operations.

  In June 2007, the AICPA issued Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting Guide "Investment Companies" and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1). SOP 07-1 broadens the definition of an investment company for application of this guidance. It provides that an entity that meets the definition of an investment company use fair value as a basis of accounting and reporting and that a parent retains the specialized fair value accounting of the entity if certain criteria are met. On February 14, 2008, the FASB deferred the effective date of SOP 07-1 indefinitely.

  On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. We adopted SFAS 159 as of January 1, 2008 with no material effect on our financial statements.

  In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that we have the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability. Level 3 inputs are unobservable inputs reflecting our estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. We adopted SFAS 157 effective
January 1, 2008. We do not expect adoption of this statement to have a material impact on our financial position and results of operations.


Critical Accounting Estimates
  The analysis of our results of operations is based upon our financial statements, which have been prepared in accordance with GAAP. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  Critical accounting estimates are reflective of significant judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following are areas that we believe require significant judgments:


..   Deferred Policy Acquisition Costs ("DAC")

  We amortize DAC based on the related policy's classification. For individual life insurance policies, DAC is amortized in proportion to estimated gross margins. For universal life, variable universal life and accumulation annuities, DAC is amortized in proportion to estimated gross profits, or EGPs. Policies may be surrendered for value or exchanged for a different one of our products (internal replacement). The DAC balance associated with the replaced or surrendered policies is amortized to reflect these surrenders.

  Each year, we develop future EGPs for the products sold during that year. The EGPs for products sold in a particular year are aggregated into cohorts. Future EGPs are projected for the estimated lives of the contracts. The amortization of DAC requires the use of various assumptions, estimates and judgments about the future. The assumptions, in the aggregate, are considered important in the projections of EGPs. The assumptions developed as part of our annual process are based on our current best estimates of future events, which are likely to be different for each year's cohort. Assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, interest margin, mortality, premium persistency and expenses. These assumptions are reviewed on a regular basis and are based on our past experience, industry studies, regulatory requirements and estimates about the future.


  To determine the reasonableness of the prior assumptions used and their impact on previously projected account values and the related EGPs, we evaluate, on a quarterly basis, our previously projected EGPs. Our process to assess the reasonableness of our EGPs involves the use of internally developed models, together with studies and actual experience. Incorporated in each scenario are our current best estimate assumptions with respect to separate account returns, surrender and lapse rates, interest margin, mortality, premium persistency, funding patterns and expenses.

  Underlying assumptions for future periods of EGPs are not altered unless experience deviates significantly from original assumptions. For example, when lapses of our insurance products meaningfully exceed levels assumed in determining the amortization of DAC, we adjust amortization to reflect the change in future premiums or EGPs resulting from the unexpected lapses. In the event that we were to revise assumptions used for prior year cohorts, our estimate of projected account values would change and the related EGPs in the DAC amortization model would be adjusted to reflect such change. This process is known as "unlocking". Continued favorable experience on key assumptions, which could include increasing separate account fund return performance, decreasing lapses or decreasing mortality could result in an unlocking which would result in a decrease to DAC amortization and an increase in the DAC asset. Finally, an analysis is performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining DAC balances.


  The separate account fund performance assumption is critical to the development of the EGPs related to our variable annuity and variable life insurance businesses. As equity markets do not move in a systematic manner, we use a mean reversion method (reversion to the mean assumption), a common industry practice to determine the future equity market growth rate assumption used for the amortization of DAC. This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations. The average long-term rate of assumed separate account fund performance used in estimating gross profits was 6.0% (after fund fees and mortality and expense charges) for the variable annuity business and 6.9% (after fund fees and mortality and expense charges) for the variable life business at both at December 31, 2007 and 2006.



  We perform analysis with respect to the sensitivity of a change in the separate account performance assumption as it is critical to the development of the EGPs related to our variable annuity and variable life insurance business. Equity market movements have a significant impact on the account value of variable life and annuity products and the fees earned on these. EGPs could increase or decrease with these movements in the equity market. Sustained and significant changes in the equity markets could therefore have an impact on DAC amortization. Periodically, we also perform analysis with respect to the sensitivity of a change in assumed mortality as it is critical to the development of the EGPs related to our universal life insurance business.

  As part of our analysis of separate account returns, we perform two sensitivity tests. If at December 31, 2007 we had used a 100 basis points lower separate account return assumption (after fund fees and mortality and expense charges) for both the variable annuity and the variable life businesses and used our current best estimate assumptions for all other assumptions to project account values forward from the current value to reproject EGPs, the estimated increase to amortization and decrease to net income would be approximately $1,794 thousand, after-tax.

  If, instead, at December 31, 2007 we had used a 100 basis points higher separate account return assumption (after fund fees and mortality and expense charges) for both the variable annuity and variable life businesses and used our current best estimate assumptions for all other assumptions to project account values forward from the current value to reproject EGPs, the estimated decrease to amortization and increase to net income would be approximately $1,783 thousand, after-tax.

  These revisions are not currently required or anticipated.


..   Policy Liabilities and Accruals

  Reserves are liabilities representing estimates of the amounts that will come due to our policyholders at some point in the future. GAAP prescribes the methods of establishing reserves, allowing some degree of managerial judgment.

..   Valuation of Debt and Equity Securities

  We classify our debt and equity securities held in our general account as available-for-sale and report them in our balance sheet at fair value. Fair value is based on quoted market price, where available. When quoted market prices are not available, we estimate fair value by discounting debt security cash flows to reflect interest rates currently being offered on similar terms to borrowers of similar credit quality, by quoted market prices of comparable instruments and by independent pricing sources or internally developed pricing models.

Fair Value of General Account Fixed Maturity Securities    As of December 31, 2007
by Pricing Source:                                      ----------------------------
($ in thousands)                                            Fixed           % of
                                                         Maturities        Total
                                                        at Fair Value    Fair Value
                                                        -------------- -------------
       Priced via independent market quotations........ $    1,102,959            65%
       Priced via matrices.............................        283,484            17%
       Priced via broker quotations....................        264,174            15%
       Priced via other methods........................         53,151             3%
       Short-term investments*.........................          5,818             0%
                                                        -------------- -------------
       Total........................................... $    1,709,568           100%
                                                        ============== =============


*Short-term investments are valued at amortized cost, which approximates fair value.

  Investments whose value, in our judgment, are considered to be other-than-temporarily impaired are written down to fair value as a charge to realized losses included in our earnings. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Consideration used by the company in the impairment evaluation process include, but are not limited to:

.. the length of time and the extent to which the market value has been below cost or amortized cost;

.. the potential for impairments of securities when the issuer is experiencing significant financial difficulties;

..  the potential for impairments in an entire industry sector or sub-sector;

.. our ability and intent to hold the security for a period of time sufficient to allow for recovery of its value;

..  unfavorable changes in forecasted cash flows on asset-backed securities; and

.. other subjective factors, including concentrations and information obtained from regulators and rating agencies.

  The cost basis of these written-down investments is adjusted to fair value at the date the determination of impairment is made. The new cost basis is not changed for subsequent recoveries in value. For mortgage-backed and other asset-backed debt securities, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic lives of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. For certain asset-backed securities, changes in estimated yield are recorded on a prospective basis and specific valuation methods are applied to these securities to determine if there has been an other-than-temporary decline in value.

..   Deferred Income Taxes


  We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The deferred income tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred income tax assets are estimated based on our assessment of the realizability of such amounts.

  We have elected to file a consolidated federal income tax return for 2007 and prior years. Within the consolidated tax return, we are required by regulations of the Internal Revenue Service (IRS) to segregate the entities into two groups: life insurance companies and non-life insurance companies. We are limited as to the amount of any operating losses from the non-life group that can be offset against taxable income of the life group. These limitations affect the amount of any operating loss carryforwards that we have now or in the future.

  We have determined, based on our earnings and future income, that it is more likely than not that the deferred income tax assets will be realized. In determining the adequacy of future income, we have considered projected future income, reversal of existing temporary differences and available tax planning strategies that could be implemented, if necessary.

  Our federal income tax returns are routinely audited by the IRS and estimated provisions are routinely provided in the financial statements in anticipation of the results of these audits. Unfavorable resolution of any particular issue could result in additional use of cash to pay liabilities that would be deemed owed to the IRS. Additionally, any unfavorable or favorable resolution of any particular issue could result in an increase or decrease, respectively, to our effective income tax rate to the extent that our estimates differ from the ultimate resolution.

Results of Operations for the Year Ended December 31, 2007



Summary Financial Data:                       Year Ended           Increase (decrease) and
($ in thousands)                             December 31,
                                      --------------------------      percentage change
                                          2007          2006            2007 vs. 2006
                                      ------------  ------------  -----------------------
REVENUES:
Premiums............................. $     18,602  $     13,575  $      5,027         37%
Insurance and investment product fees      263,696       180,498        83,198         46%
Investment income, net of expenses...      109,607       129,325       (19,718)       (15%)
Net realized investment losses.......       (7,043)       (2,460)       (4,583)      (186%)
                                      ------------  ------------  ------------
Total revenues.......................      384,862       320,938        63,924         20%
                                      ============  ============  ============
BENEFITS AND EXPENSES:
Policy benefits......................      157,616       151,285         6,331          4%
Policy acquisition cost amortization.      124,015        91,168        32,847         36%
Other operating expenses.............       83,601        65,388        18,213         28%
                                      ------------  ------------  ------------
Total benefits and expenses..........      365,232       307,841        57,391         19%
                                      ============  ============  ============
Income before income taxes...........       19,630        13,097         6,533         50%
Applicable income tax expense........       (3,643)       (3,016)         (627)        21%
                                      ------------  ------------  ------------
Net income........................... $     15,987  $     10,081  $      5,906         59%
                                      ============  ============  ============



  Year Ended December 31, 2007 compared to year ended December 31, 2006
  Net income improved in 2007 to $15,987 thousand, up from $10,081 thousand in the prior year. This result reflected improvements in mortality margins and fees, partially offset by higher non-deferred expenses, reflecting investments in the growth of new distribution and business initiatives, and by amortization of deferred policy acquisition costs.

  Mortality margins in universal life and variable universal life products increased $42.5 million in 2007, reflecting a $65.3 million increase in cost of insurance fees, only partially offset by a $22.8 million increase in benefits. While fluctuations in mortality are inherent in our business, this improvement primarily reflects growth in the block of business over recent years. Fee revenues, net of premium taxes and non-deferrable commissions, increased $17.1 million in 2007. However, non-deferred expenses increased as we invested in new product development and sales growth. In addition, higher mortality margins and increasing inforce blocks created higher amortization expense of $126.2 million in 2007, compared with $92.3 million in 2006.


General Account
  The invested assets in our general account are generally of high quality and broadly diversified across fixed income sectors, public and private income securities and individual credits and issuers. Our investment professionals manage these general account assets in investment segments that support specific product liabilities. These investment segments have distinct investment policies that are structured to support the financial characteristics of the related liabilities within them. Segmentation of assets allows us to manage the risks and measure returns on capital for our various products.

Separate Accounts
  Separate account assets are managed in accordance with the specific investment contracts and guidelines relating to our variable products. We generally do not bear any investment risk on assets held in separate accounts. Rather, we receive investment management fees based on assets under management. Assets held in separate accounts are not available to satisfy general account obligations.

Debt and Equity Securities Held in General Account

  Our general account debt securities portfolio consists primarily of investment-grade publicly traded and privately placed corporate bonds, residential mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities. As of December 31, 2007, our general account debt securities, with a carrying value of $1,709.6 million, represented 98.6% of total general account investments. Public debt securities represented 79.7% of total debt securities, with the remaining 20.3% represented by private debt securities.

  Each year, the majority of our general account's net cash flows are invested in investment grade debt securities. In addition, we maintain a portfolio allocation of between 6% and 10% of debt securities in below investment grade rated bonds. Allocations are based on our assessment of relative value and the likelihood of enhancing risk-adjusted portfolio returns. The size of our allocation to below investment grade bonds is also constrained by the size of our net worth. We are subject to the risk that the issuers of the debt securities we own may default on principal and interest payments, particularly in the event of a major economic downturn. Our investment strategy has been to invest the majority of our below investment grade rated bond exposure in the BB rating category, which is equivalent to a Securities Valuation Office, or SVO, securities rating of 3. The BB rating category is the highest quality tier within the below investment grade universe, and BB rated securities historically experienced lower defaults compared to B or CCC rated bonds. As of December 31, 2007, our total below investment grade securities totaled $144.0 million, or 8.4%, of our total debt security portfolio. Of that amount, $97.3 million, or 5.7%, of our debt security portfolio was invested in the BB category. Our debt securities having an increased risk of default (those securities with an SVO rating of four or greater which is equivalent to B or below) totaled $46.7 million, or 2.7%, of our total debt security portfolio.


  Our general account debt and equity securities are classified as available-for-sale and are reported at fair value with unrealized gains or losses included in equity. Accordingly, the carrying value of such securities reflects their fair value at the balance sheet date. Fair value is based on quoted market price, where available. When quoted market prices are not available, we estimate fair value for debt securities by discounting projected cash flows based on market interest rates currently being offered on similar terms to borrowers of similar credit quality, by quoted market prices of comparable instruments and by independent pricing sources or internally developed pricing models. Investments whose value, in our judgment, is considered to be other-than-temporarily impaired are written down to fair value as a charge to realized losses included in our earnings. The cost basis of these written-down investments is adjusted to fair value at the date the determination of impairment is made. The new cost basis is not changed for subsequent recoveries in value.


Debt Securities by Type and Credit Quality:                   As of December 31, 2007
                                            ----------------------------------------------------------
($ in thousands)                                  Investment Grade             Below Investment Grade
                                            ----------------------------    ----------------------------
                                              Fair Value        Cost          Fair Value        Cost
                                            -------------  -------------    -------------  -------------
    United States government and agency.... $      65,774  $      64,884    $          --  $          --
    State and political subdivision........        11,029         11,134               --             --
    Foreign government.....................        11,477         11,003           18,946         16,713
    Corporate..............................       857,431        872,664          117,627        126,318
    Mortgage-backed........................       358,479        372,733               --             --
    Other asset-backed.....................       261,446        281,404            7,377          7,523
                                            -------------  -------------    -------------  -------------
    Total debt securities.................. $   1,565,636  $   1,613,822    $     143,950  $     150,554
                                            =============  =============    =============  =============

    Percentage of total debt securities....      92%            91%               8%             9%
                                            =============  =============    =============  =============



  We manage credit risk through industry and issuer diversification. Maximum exposure to an issuer is defined by quality ratings, with higher quality issuers having larger exposure limits. Our investment approach has been to create a high level of industry diversification. The top five industry holdings as of December 31, 2007 in our debt securities portfolio were banking (6.8%), diversified financial services (6.7%), insurance (3.3%), real estate investment trusts (2.7%) and broker dealers (2.5%).

  Total net unrealized losses on debt securities were $54,790 thousand (unrealized losses of $71,029 thousand less unrealized gains of $16,239 thousand).


  At the end of each reporting period, we review our security holdings for potential recognition of an other-than-temporary impairment. We maintain a watch list of securities in default, near default or otherwise considered by our investment professionals as being distressed, potentially distressed or requiring a heightened level of scrutiny. We also identify securities whose carrying value has been below amortized cost on a continuous basis for zero to six months, greater than six months to 12 months and greater than 12 months. This analysis is provided for investment grade and non-investment grade securities. Using this analysis, coupled with our watch list, we review all securities whose fair value is less than 80% of amortized cost (significant unrealized loss) with emphasis on below investment grade securities with a continuous significant unrealized loss in excess of six months. In addition, we review securities that had experienced lesser percentage declines in value on a more selective basis to determine if a security is other-than-temporarily impaired.

  Our assessment of whether an investment by us in a debt or equity security is other-than-temporarily impaired includes whether the issuer has:

..  defaulted on payment obligations;

.. declared that it will default at a future point outside the current reporting period;

.. announced that a restructuring will occur outside the current reporting period;

..  severe liquidity problems that cannot be resolved;

..  filed for bankruptcy;

.. a financial condition which suggests that future payments are highly unlikely;

..  deteriorating financial condition and quality of assets;

..  sustained significant losses during the current year;

.. announced adverse changes or events such as changes or planned changes in senior management, restructurings, or a sale of assets; and/or

.. been affected by any other factors that indicate that the fair value of the investment may have been negatively impacted.

  The following table presents certain information with respect to our gross unrealized losses related to our investments in general account debt securities. Applicable DAC and deferred income taxes reduce the effect of these losses on our comprehensive income.

Duration of Gross Unrealized Losses on                     As of December 31, 2007
                                       --------------------------------------------------------------
General Account Securities:                                0 - 6           6 - 12            Over 12
($ in thousands)                            Total          Months          Months            Months
                                       --------------  --------------  --------------    --------------
   Debt Securities
   Total fair value................... $    1,128,642  $      193,384  $      184,274    $      750,984
   Total amortized cost...............      1,199,671         210,133         202,606           786,932
                                       --------------  --------------  --------------    --------------
   Unrealized losses.................. $      (71,029) $      (16,749) $      (18,332)   $      (35,948)
                                       ==============  ==============  ==============    ==============
   Unrealized losses after offsets.... $      (11,780) $       (2,683) $       (2,912)   $       (6,185)
                                       ==============  ==============  ==============    ==============
   Number of securities...............            654             137             106               411
                                       ==============  ==============  ==============    ==============

   Investment grade:
   Unrealized losses.................. $      (61,748) $      (15,440) $      (17,844)   $      (28,464)
                                       ==============  ==============  ==============    ==============
   Unrealized losses after offsets.... $      (10,182) $       (2,467) $       (2,836)   $       (4,879)
                                       ==============  ==============  ==============    ==============

   Below investment grade:
   Unrealized losses.................. $       (9,281) $       (1,309) $         (488)   $       (7,484)
                                       ==============  ==============  ==============    ==============
   Unrealized losses after offsets.... $       (1,598) $         (216) $          (76)   $       (1,306)
                                       ==============  ==============  ==============    ==============



  For debt securities with gross unrealized losses, 86.4% of the unrealized losses after offsets for deferred policy acquisition costs and deferred income taxes pertain to investment grade securities and 13.6% of the unrealized losses after offsets pertain to below investment grade securities at December 31, 2007.



  The following table represents those securities whose fair value is less than 80% of amortized cost (significant unrealized loss) that have been at a significant unrealized loss position on a continuous basis.



Duration of Gross Unrealized Losses on                              As of December 31, 2007
                                                 -------------------------------------------------------------
General Account Securities:                                            0 - 6             6 - 12           Over 12
($ in thousands)                                      Total            Months            Months           Months
                                                 --------------    --------------    --------------    --------------
Debt Securities
Unrealized losses over 20% of cost.............. $      (17,781)   $      (17,781)   $           --    $           --
                                                 ==============    ==============    ==============    ==============
Unrealized losses over 20% of cost after offsets $       (2,780)   $       (2,780)   $           --    $           --
                                                 ==============    ==============    ==============    ==============
Number of securities............................             31                31
                                                 ==============    ==============    ==============    ==============

Investment grade:
Unrealized losses over 20% of cost.............. $      (13,848)   $      (13,848)   $           --    $           --
                                                 ==============    ==============    ==============    ==============
Unrealized losses over 20% of cost after offsets $       (2,165)   $       (2,165)   $           --    $           --
                                                 ==============    ==============    ==============    ==============

Below investment grade:
Unrealized losses over 20% of cost.............. $       (3,933)   $       (3,933)   $           --    $           --
                                                 ==============    ==============    ==============    ==============
Unrealized losses over 20% of cost after offsets $         (615)   $         (615)   $           --    $           --
                                                 ==============    ==============    ==============    ==============


  In determining that the securities giving rise to the previously mentioned unrealized losses were not other-than-temporarily impaired, we evaluated the factors cited above. In making these evaluations, we must exercise considerable judgment. Accordingly, there can be no assurance that actual results will not differ from our judgments and that such differences may require the future recognition of other-than-temporary impairment charges that could have a material affect on our financial position and results of operations. In addition, the value of, and the realization of any loss on, a debt security or equity security is subject to numerous risks, including interest rate risk, market risk, credit risk and liquidity risk. The magnitude of any loss incurred by us may be affected by the relative concentration of our investments in any one issuer or industry. We have established specific policies limiting the concentration of our investments in any single issuer and industry and believe our investment portfolio is prudently diversified.




Residential Mortgage-Backed Securities
  The weakness in the U.S. real estate markets, increases in interest rates and the effects of relaxed underwriting standards for mortgages and home equity loans have led to higher delinquency rates for residential mortgage-backed securities, especially those originated in 2006 and those designated as sub-prime. In addition, there have been increased concerns in the financial markets about residential mortgage-backed securities designated as Alt-A.

  Sub-prime mortgage lending refers to the origination of residential mortgage loans to customers with weak or impaired credit profiles, including, but not limited to, those with the lowest credit scores. Alt-A mortgage lending refers to the origination of residential mortgage loans to customers who are rated above the sub-prime category but below top rated prime borrowers, for reasons including, but not limited to, the election not to provide documentation for items such as income sources.

  We invest directly in residential mortgage-backed securities through our general account. To the extent these assets deteriorate in credit quality and decline in value, we may realize impairment losses. We have been focused on identifying those securities that can withstand significant increases in delinquencies and foreclosures in the underlying mortgage pools before incurring a loss of principal.

  Most of our residential mortgage-backed securities portfolio is highly rated. As of December 31, 2007, over 94% of the total residential portfolio was rated AAA or AA. We have $92,011 thousand of sub-prime exposure, which represents 5.0% of our general account. Substantially all of our sub-prime exposure is investment grade, and 97.6% is AAA rated, with another 1.7% in AA securities. We have employed a disciplined approach in the analysis and monitoring of our mortgage-backed securities. Our approach involves a monthly review of each security. Underlying mortgage data is obtained from the security's trustee and analyzed for performance trends. A security-specific stress analysis is performed using the most recent trustee information. This analysis forms the basis for our determination of whether the security will pay in accordance with the contractual cash flows. Our exposure to sub-prime mortgages originated after 2005 is less than 3% of our general account, with 99% of those securities rated AAA.



Residential Mortgage-Backed Securities:
($ in thousands)                                  As of December 31, 2007
                 ------------------------------------------------------------------------------------------
                    Book       Market     % General                                                    BB and
                    Value      Value     Account/(1)/    AAA         AA         A         BBB          Below
                 ----------- ----------- -----------  ---------- ---------- ---------- ----------    ----------
   Collateral
   Agency....... $    42,631 $    42,247       2.3%       100.0%       0.0%       0.0%       0.0%          0.0%
   Prime........     179,353     170,249       9.2%        90.3%       0.6%       0.0%       9.1%          0.0%
   Alt-A........      62,482      58,684       3.2%        91.4%       0.5%       4.7%       3.4%          0.0%
   Sub-prime....      97,334      92,011       5.0%        97.6%       1.7%       0.6%       0.0%          0.1%
                 ----------- ----------- ----------
   Total........ $   381,800 $   363,191      19.7%        93.5%       0.8%       0.9%       4.8%          0.0%
                 =========== =========== ==========

-----------------

/(1)/Percentages based on Market Value.


Liquidity and Capital Resources
  In the normal course of business, we enter into transactions involving various types of financial instruments such as debt and equity securities. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations.

  Our liquidity requirements principally relate to the liabilities associated with various life insurance and annuity products and operating expenses. Liabilities arising from life insurance and annuity products include the payment of benefits, as well as cash payments in connection with policy surrenders, withdrawals and loans.

  Historically, we have used cash flow from operations and investment activities to fund liquidity requirements. Our principal cash inflows from life insurance and annuities activities come from premiums, annuity deposits and charges on insurance policies and annuity contracts. Principal cash inflows from investment activities result from repayments of principal, proceeds from maturities, sales of invested assets and investment income.

  Additional liquidity to meet cash outflows is available from our portfolio of liquid assets. These liquid assets include substantial holdings of United States government and agency bonds, short-term investments and marketable debt and equity securities.

  A primary liquidity concern with respect to life insurance and annuity products is the risk of early policyholder and contractholder withdrawal. We closely monitor our liquidity requirements in order to match cash inflows with expected cash outflows, and employ an asset/liability management approach tailored to the specific requirements of each product line, based upon the return objectives, risk tolerance, liquidity, tax and regulatory requirements of the underlying products. In particular, we maintain investment programs intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with relatively long lives, such as life insurance, are matched with assets having similar estimated lives, such as long-term bonds and private placement bonds. Shorter-term liabilities are matched with investments with short-term and medium-term fixed maturities.

 Annuity Actuarial
 Reserves and                            As of December 31,
 Deposit Fund         ---------------------------------------------------------
 Liability
 Withdrawal                       2007                            2006
 Characteristics:     ----------------------------    ----------------------------
 ($ in thousands)      Amount/(1)/      Percent        Amount/(1)/      Percent
                      -------------- -------------    -------------- -------------
 Not subject to
   discretionary
   withdrawal
   provision......... $       34,807            1%    $       28,769            1%
 Subject to
   discretionary
   withdrawal
   without adjustment        531,863           12%           595,654           14%
 Subject to
   discretionary
   withdrawal with
   market value
   adjustment........        252,525            6%           398,092            9%
 Subject to
   discretionary
   withdrawal at
   contract value
   less surrender
   charge............        355,558            8%           499,303           11%
 Subject to
   discretionary
   withdrawal at
   market value......      3,279,915           73%         2,865,268           65%
                      -------------- -------------    -------------- -------------
 Total annuity
   contract reserves
   and deposit fund
   liability......... $    4,454,668          100%    $    4,387,086          100%
                      ============== =============    ============== =============

-----------------

/(1)/Annuity contract reserves and deposit fund liability amounts are reported on a statutory basis, which more accurately reflects the potential cash outflows and include variable product liabilities. Annuity contract reserves and deposit fund liabilities are monetary amounts that an insurer must have available to provide for future obligations with respect to its annuities and deposit funds. These are liabilities in our financial statements prepared in conformity with statutory accounting practices. These amounts are at least equal to the values available to be withdrawn by policyholders.


  Individual life insurance policies are less susceptible to withdrawals than annuity contracts because policyholders may incur surrender charges and be required to undergo a new underwriting process in order to obtain a new insurance policy. As indicated in the table above, most of our annuity contract reserves and deposit fund liabilities are subject to withdrawals.


  Individual life insurance policies, other than term life insurance policies, increase in cash values over their lives. Policyholders have the right to borrow an amount up to a certain percentage of the cash value of their policies at any time. As of December 31, 2007, we had approximately $416,409 thousand in cash values with respect to which policyholders had rights to take policy loans. The majority of cash values eligible for policy loans are at variable interest rates that are reset annually on the policy anniversary. Policy loans at December 31, 2007 were $21,605 thousand.


  The primary liquidity risks regarding cash inflows from our investment activities are the risks of default by debtors, interest rate and other market volatility and potential illiquidity of investments. We closely monitor and manage these risks.

  We believe that our current and anticipated sources of liquidity are adequate to meet our present and anticipated needs.



Contractual Obligations and Commercial Commitments
  As of December 31, 2007, there were no significant changes to our outstanding contractual obligations and commercial commitments as disclosed in the following table.



Contractual Obligations and                                    As of December 31, 2007
Commercial Commitments:                   ------------------------------------------------------------------
($ in thousands)                              Total            2008        2009 - 2010  2011 - 2012   Thereafter
                                          -------------    ------------    ------------ ------------ -------------
Contractual Obligations..................
Fixed contractual obligations/(1)/....... $          --    $         --    $         -- $         -- $          --
Other long-term liabilities/(2)/.........    14,159,110          87,338       1,496,523    1,329,308    10,461,941
                                          -------------    ------------    ------------ ------------ -------------
Total contractual obligations/(3)/....... $  14,159,110    $     87,338    $  1,496,523 $  1,329,308 $  10,461,941
                                          =============    ============    ============ ============ =============
Commercial Commitments...................
Commitments related to private placements $       6,885    $      6,885    $         -- $         -- $          --
                                          -------------    ------------    ------------ ------------ -------------
Total commercial commitments............. $       6,885    $      6,885    $         -- $         -- $          --
                                          =============    ============    ============ ============ =============

-----------------

/(1)/We have no fixed contractual obligations as all purchases are made by our parent company and the resulting expenses are allocated to us when incurred.
/(2)/Policyholder contractual obligations represent estimated benefits from life insurance and annuity contracts issued by us. Policyholder contractual obligations also include separate account liabilities, which are contractual obligations of the separate account assets established under applicable state insurance laws and are legally insulated from our general account assets.
  Future obligations are based on our estimate of future investment earnings, mortality, surrenders and applicable policyholder dividends. Actual obligations in any single year, or ultimate total obligations, may vary materially from these estimates as actual experience emerges. Policy liabilities and accruals are recorded on the balance sheet in amounts adequate to meet the estimated future obligations of the policies in force. The policyholder obligations reflected in the table above exceed the policy liabilities, policyholder deposit fund liabilities and separate account liabilities reported on our December 31, 2007 balance sheet because the above amounts do not reflect future investment earnings and future premiums and deposits on those policies. Separate account obligations will be funded by the cash flows from separate account assets, while the remaining obligations will be funded by cash flows from investment earnings on general account assets and premiums and deposits on contracts in force.
/(3)/Due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2007, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $525 thousand of unrecognized tax benefits have been excluded from this table.

Off-Balance Sheet Arrangements

  As of December 31, 2007, we did not have any significant off-balance sheet arrangements as defined by Item 303(a)(4)(ii) of SEC Regulation S-K.


Reinsurance
  We maintain life reinsurance programs designed to protect against large or unusual losses in our life insurance business. Based on our review of their financial statements and reputations in the reinsurance marketplace and other relevant information, we believe that these third-party reinsurers are financially sound and, therefore, that we have no material exposure to uncollectible life reinsurance.


Statutory Capital and Surplus and Risk-Based Capital
  Connecticut Insurance Law requires that Connecticut life insurers report their risk-based capital. Risk-based capital is based on a formula calculated by applying factors to various asset, premium and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The Connecticut Insurance Department has regulatory authority to require various actions by, or take various actions against, insurers whose Total Adjusted Capital (capital and surplus plus AVR) does not exceed certain risk-based capital levels.



  The levels of regulatory action, the trigger point and the corrective actions required are summarized below:

  Company Action Level - results when Total Adjusted Capital falls below 200% of Authorized Control Level at which point the company must file a comprehensive plan to the state insurance regulators;

  Regulatory Action Level - results when Total Adjusted Capital falls below 150% of Authorized Control Level where, in addition to the above, insurance regulators are required to perform an examination or analysis deemed necessary and issue a corrective order specifying corrective actions;

  Authorized Control Level - results when Total Adjusted Capital falls below 100% of Authorized Control Level risk- based capital as defined by the NAIC where, in addition to the above, the insurance regulators are permitted but not required to place the company under regulatory control; and

  Mandatory Control Level - results when Total Adjusted Capital falls below 80% of Authorized Control Level where insurance regulators are required to place the company under regulatory control.

  At December 31, 2007, our Total Adjusted Capital level was in excess of 350% of Company Action Level.



Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Selected Financial Data
  The following selected financial data should be read in conjunction with the financial statements and notes, which can be found at the end of this Prospectus.

Annual Data



                                                                    Year Ended December 31,
                                        ------------------------------------------------------------------------------
                                             2007            2006            2005            2004            2003
                                        --------------  --------------  --------------  --------------  --------------
REVENUES:
Premiums............................... $       18,602  $       13,575  $        9,521  $        7,367  $        5,829
Insurance and investment product fees..        263,696         180,498         109,270          83,300          65,529
Investment income, net of expenses.....        109,607         129,325         154,374         143,862         133,531
Net realized investment gains (losses).         (7,043)         (2,460)        (10,569)          5,121             768
                                        --------------  --------------  --------------  --------------  --------------
Total revenues.........................        384,862         320,938         262,596         239,650         205,657
                                        --------------  --------------  --------------  --------------  --------------

BENEFITS AND EXPENSES:
Policy benefits........................        157,616         151,285         130,279         136,760         127,311
Policy acquisition cost amortization...        124,015          91,168          80,402          45,027          20,040
Other operating expenses...............         83,601          65,388          50,493          35,683          35,288
                                        --------------  --------------  --------------  --------------  --------------
Total benefits and expenses............        365,232         307,841         261,174         217,470         182,639
                                        --------------  --------------  --------------  --------------  --------------
Income (loss) before income taxes......         19,630          13,097           1,422          22,180          23,018
Applicable income tax (expense) benefit         (3,643)         (3,016)          2,801          (5,465)         (8,369)
                                        --------------  --------------  --------------  --------------  --------------
Net income............................. $       15,987  $       10,081  $        4,223  $       16,715  $       14,649
                                        ==============  ==============  ==============  ==============  ==============

                                                                         December 31,
                                        ------------------------------------------------------------------------------
                                             2007            2006            2005            2004            2003
                                        --------------  --------------  --------------  --------------  --------------
Total assets........................... $    6,314,460  $    5,849,199  $    5,979,155  $    6,035,711  $    5,632,854
                                        ==============  ==============  ==============  ==============  ==============

Supplementary Financial Information



Selected Unaudited Quarterly Financial Data:                      Quarter Ended
                                             ------------------------------------------------------
($ in thousands)                                Mar 31,      June 30,      Sept 30,       Dec 31,
                                             ------------  ------------  ------------  ------------
Income Statement Data                                                 2007
                                             ------------------------------------------------------
REVENUES
Premiums.................................... $      3,179  $      2,882  $      4,199  $      8,342
Insurance and investment product fees.......       54,301        59,562        67,510        82,323
Investment income, net of expenses..........       27,894        27,192        27,609        26,912
Net realized investment losses..............         (170)          359        (1,987)       (5,245)
                                             ------------  ------------  ------------  ------------
Total revenues..............................       85,204        89,995        97,331       112,332
                                             ------------  ------------  ------------  ------------

BENEFITS AND EXPENSES
Policy benefits.............................       35,676        32,555        39,107        50,278
Policy acquisition cost amortization........       25,263        28,243        29,251        41,258
Other operating expenses....................       17,086        20,423        20,641        25,451
                                             ------------  ------------  ------------  ------------
Total benefits and expenses.................       78,025        81,221        88,999       116,987
                                             ------------  ------------  ------------  ------------
Income before income taxes..................        7,179         8,774         8,332        (4,655)
Applicable income tax (expense) benefit.....       (2,340)       (2,829)         (524)        2,050
                                             ------------  ------------  ------------  ------------
Net income (loss)........................... $      4,839  $      5,945  $      7,808  $     (2,605)
                                             ============  ============  ============  ============

COMPREHENSIVE INCOME
Net income (loss)........................... $      4,839  $      5,945  $      7,808  $     (2,605)
Net unrealized gains (losses)...............          935        (5,206)       (2,411)       (2,413)
                                             ------------  ------------  ------------  ------------
Comprehensive income (loss)................. $      5,774  $        739  $      5,397  $     (5,018)
                                             ============  ============  ============  ============

ADDITIONAL PAID-IN CAPITAL
Capital contribution from parent............ $         --  $     25,000  $     24,984            --

RETAINED EARNINGS
Adjustment for initial application of FIN 48       (1,000)           --            --            --
Net income (loss)...........................        4,839         5,945         7,808        (2,605)

OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss)...........          935        (5,206)       (2,411)       (2,413)
                                             ------------  ------------  ------------  ------------
Change in stockholder's equity..............        4,774        25,739        30,381        (5,018)
Stockholder's equity, beginning of period...      550,260       555,034       580,773       611,154
                                             ------------  ------------  ------------  ------------
Stockholder's equity, end of period......... $    555,034  $    580,773  $    611,154  $    606,136
                                             ============  ============  ============  ============

Selected Unaudited Quarterly Financial Data:                      Quarter Ended
                                             ------------------------------------------------------
($ in thousands)                                Mar 31,        June 30,      Sept 30,         Dec 31,
                                             ------------    ------------  ------------    ------------
Income Statement Data                                                 2006
                                             ------------------------------------------------------
 REVENUES
 Premiums................................... $      2,475    $      3,219  $      2,975    $      4,906
 Insurance and investment product fees......       41,995          41,841        46,015          50,647
 Investment income, net of expenses.........       35,060          33,906        30,404          29,955
 Net realized investment losses.............       (4,083)            (64)         (169)          1,856
                                             ------------    ------------  ------------    ------------
 Total revenues.............................       75,447          78,902        79,225          87,364
                                             ------------    ------------  ------------    ------------

 BENEFITS AND EXPENSES
 Policy benefits............................       43,848          36,640        28,548          42,249
 Policy acquisition cost amortization.......       13,057          20,767        27,480          29,864
 Other operating expenses...................       19,512          16,263        14,781          14,832
                                             ------------    ------------  ------------    ------------
 Total benefits and expenses................       76,417          73,670        70,809          86,945
                                             ------------    ------------  ------------    ------------
 Income before income taxes.................         (970)          5,232         8,416             419
 Applicable income tax (expense) benefit....          228          (1,329)       (1,027)           (888)
                                             ------------    ------------  ------------    ------------
 Net income (loss).......................... $       (742)   $      3,903  $      7,389    $       (469)
                                             ============    ============  ============    ============

 COMPREHENSIVE INCOME
 Net income (loss).......................... $       (742)   $      3,903  $      7,389    $       (469)
 Net unrealized gains (losses)..............       (4,316)         (4,812)        5,881           1,970
 Derivatives................................          (83)            (65)          785          (1,444)
                                             ------------    ------------  ------------    ------------
 Comprehensive income (loss)................ $     (5,141)   $       (974) $     14,055    $         57
                                             ============    ============  ============    ============

 ADDITIONAL PAID-IN CAPITAL
 Capital contribution from parent........... $         --    $         --  $         --              --

 RETAINED EARNINGS
 Net income (loss)..........................         (742)          3,903         7,389            (469)

 OTHER COMPREHENSIVE INCOME
 Other comprehensive income (loss)..........       (4,399)         (4,877)        6,666             526
                                             ------------    ------------  ------------    ------------
 Change in stockholder's equity.............       (5,141)           (974)       14,055              57
 Stockholder's equity, beginning of period..      542,263         537,122       536,148         550,203
                                             ------------    ------------  ------------    ------------
 Stockholder's equity, end of period........ $    537,122    $    536,148  $    550,203    $    550,260
                                             ============    ============  ============    ============


Directors and Officers of PHL Variable

Name                    Age*** Length of Time Served     Position
------------------------------------------------------------------------------------------------------------------------
David R. Pellerin*        50   Officer since 11/23/07    Senior Vice President and Chief Accounting Officer
Peter A. Hofmann*         51   Officer since 11/23/07    Senior Executive Vice President and Chief Financial Officer
Gina C. O'Connell*        45   Officer since 05/02/2003  Senior Vice President
Philip K. Polkinghorn*    50   Director since 08/16/2004 Director and President
                               Officer since 08/16/2004
Zafar Rashid*             58   Officer since 8/16/2005   Senior Vice President
Tracy L. Rich*            56   Officer since 03/17/2003  Executive Vice President and Assistant Secretary
James D. Wehr**           50   Director since 08/16/2004 Director, Executive Vice President and Chief Investment Officer
                               Officer since 01/01/2004
Christopher M. Wilkos**   50   Officer since 09/02/1997  Senior Vice President and Corporate Portfolio Manager
Lisa-Lynn Bassi           52   Officer since 10/8/07     Senior Vice President

* The business address of this individual is One American Row, Hartford, CT 06103-2899
** The business address of this individual is 56 Prospect Street, Hartford, CT
   06103-2836

***Ages are as of April 1, 2008

Executive Compensation and Management Ownership of PNX Shares

  The executive officers of PHL Variable, an indirect subsidiary of PNX, receive no direct compensation from PHL Variable and do not own any PHL Variable shares since the stock is wholly owned by a PNX affiliate. Executive officers of PHL Variable also serve as officers of PNX and own shares of PNX. Portions of the definitive proxy statement filed by PNX pursuant to Regulation 14A on March 17, 2008 with respect to Philip K. Polkinghorn, Michael E. Haylon, and James D. Wehr are incorporated by reference into this section of the prospectus.




Summary Compensation Table for 2007 Fiscal Year
  The following table sets forth information concerning the 2007 compensation of our former CFO and those executives who were our Named Executive Officers ("NEOs") as of December 31, 2007. The table includes salary, annual incentives and long-term incentive compensation. Additional information may be found in the supporting tables and footnotes that accompany this table.



                                                                                                         Change in
                                                                                                          Pension
                                                                                                         Value and
                                                                                                       Non-Qualified
                                                                                        Non-Equity       Deferred
                                                               Stock       Option     Incentive Plan   Compensation
                                           Salary/(1)/ Bonus Awards/(2)/ Awards/(3)/ Compensation/(4)/ Earnings/(5)/
Name and Principal Position           Year     $         $       $          $//            $//              $//
                 (a)                  (b)     (c)       (d)     (e)         (f)            (g)              (h)
     ---------------------------      ---- ----------  ----- ----------  ----------  ----------------  -------------
Philip K. Polkinghorn,                2007   92,205      0    102,872      20,091        166,522          10,257
  President
Peter A. Hofmann,                     2007   37,145      0     31,648       7,628         57,133           2,807
  Senior Executive Vice President and
  CFO/(7)/
Lisa-Lynn Bassi,                      2007  200,357      0     54,591      35,395        151,043          92,602
  Senior Vice President
Zafar Rashid,                         2007  106,730      0     46,963       4,864         88,346          10,527
  Senior Vice President
James D. Wehr,                        2007   71,384      0     67,530       8,716        174,160          51,939
  Executive Vice President & Chief
  Investment Officer
Michael E. Haylon,                    2007   52,140      0     31,571           0              0          21,779
  Former Senior Executive Vice
  President & CFO/(8)/







                                         All Other
                                      Compensation/(6)/  Total
Name and Principal Position                 $//            $
                 (a)                        (i)           (j)
     ---------------------------      ----------------  -------
Philip K. Polkinghorn,                      4,969       396,917
  President
Peter A. Hofmann,                           1,876       138,237
  Senior Executive Vice President and
  CFO/(7)/
Lisa-Lynn Bassi,                           12,672       546,661
  Senior Vice President
Zafar Rashid,                               4,289       261,719
  Senior Vice President
James D. Wehr,                              4,777       378,506
  Executive Vice President & Chief
  Investment Officer
Michael E. Haylon,                         12,141       117,631
  Former Senior Executive Vice
  President & CFO/(8)/

-----------------

/(1)/Figures are shown for the year earned, and have not been reduced for deferrals. For 2007, the following NEOs elected to defer a portion of their salary until following termination of employment: Mr. Polkinghorn deferred $4,610, Mr. Hofmann deferred $690, Mr. Wehr deferred $4,368 and Mr. Haylon deferred $1,689.
/(2)/Represents the expense reflected in our financial statements in 2007 for all stock awards granted to NEOs (excluding stock options which are reflected in column (f)) as calculated pursuant to FAS 123R, with the only modification being that the forfeiture assumption for not meeting vesting service requirements is omitted from the calculation pursuant to SEC rules. These expenses include awards granted in 2007, and awards granted in prior years that are subject to multiple-year service or performance conditions. A summary of the various awards incorporated in this expense are:



                        FAS 123R Accounting Expense for NEO RSU Awards
                        ----------------------------------------------
                                                     Other
                                                  Performance-   Service-  2007 Annual
                           2006-2008  2007-2009  Contingent RSU Vested RSU  Incentive   Grand
                           LTIP Cycle LTIP Cycle     Awards       Awards   Enhancement  Total
Name                  Year    ($)        ($)          ($)          ($)         ($)       ($)
----                  ---- ---------- ---------- -------------- ---------- ----------- -------
Philip K. Polkinghorn 2007   15,368     32,336           --       48,595      6,574    102,872
Peter A. Hofmann      2007    3,192     13,731           --       11,677      3,048     31,648
Lisa-Lynn Bassi       2007   16,364     32,264           --           --      5,963     54,591
Zafar Rashid          2007    9,783     17,135           --       16,536      3,488     46,963
James D. Wehr         2007   10,708     18,776       31,309           --      6,737     67,530
Michael E. Haylon     2007       --         --           --       31,571         --     31,571

-----------------

/(3)/Represents the expense reflected in our financial statements for 2007 for all stock option awards granted to NEOs as calculated pursuant to FAS 123R, with the only modification being that the forfeiture assumption for not meeting vesting service requirements is omitted from the calculation pursuant to SEC rules. These expenses include awards granted in 2007, and awards granted in prior years that are subject to multiple-year service conditions. The various awards incorporated in this expense are:

               FAS 123R Accounting Expense for NEO Stock Option Awards
               -------------------------------------------------------
                               2004         2005         2006         2007
                           Stock Option Stock Option Stock Option Stock Option Grand
                              Awards       Awards       Awards       Awards    Total
Name                  Year     ($)          ($)          ($)          ($)       ($)
----                  ---- ------------ ------------ ------------ ------------ ------
Philip K. Polkinghorn 2007    3,371            --       16,720          --     20,091
Peter A. Hofmann      2007    2,141            --           --       5,486      7,628
Lisa-Lynn Bassi       2007       --        26,996           --       8,400     35,395
Zafar Rashid          2007    4,864            --           --          --      4,864
James D. Wehr         2007       --         8,716           --          --      8,716
Michael E. Haylon     2007       --            --           --          --         --

-----------------

/(4)/Represents the cash-based incentive earned under The Phoenix Companies, Inc. Annual Incentive Plan for Executive Officers for the applicable performance year, paid in March of the following year. For 2007, Mr. Polkinghorn elected to defer receipt of 10% ($16,652) of his incentive until following termination of employment.
/(5)/Represents the increase in the actuarial value of accumulated pension benefits accrued during the year. For 2007, this represents the change in value between December 31, 2006 and December 31, 2007. These benefit accruals pertain solely to benefits accrued under the Company's pension plans and exclude all account-based plans that NEOs may participate in, such as The Phoenix Companies, Inc. Savings and Investment Plan and The Phoenix Companies Inc. Non-Qualified Deferred Compensation and Excess Investment Plan.
/(6)/All Other Compensation Sub-Table:



                          Company
                      Contributions to Reimbursement
                        401(k) Plan    for Financial           Payout of        2007 Total
                         and Excess    Planning and  Tax Gross  Accrued         "All Other
                      Investment Plan  Tax Services     Ups    Vacation  Other Compensation"
Name                        ($)             ($)         ($)       ($)     ($)       ($)
----                  ---------------- ------------- --------- --------- ----- -------------
Philip K. Polkinghorn       3,919           615         435         --    --       4,969
Peter A. Hofmann            1,876            --          --         --    --       1,876
Lisa-Lynn Bassi            12,672            --          --         --    --      12,672
Zafar Rashid                4,269            --          --         --    20       4,289
James D. Wehr               4,640            94          43         --    --       4,777
Michael E. Haylon           3,280            --          --      8,861    --      12,141

-----------------

/(7)/Mr. Hofmann was appointed as CFO and Senior Executive Vice President, effective as of November 23, 2007. Mr. Haylon's voluntary resignation and termination were effective November 23, 2007.

The Separate Account
  PHL Variable Separate Account MVA1 ("Separate Account") is a non-unitized separate account established under Connecticut law. Contract values attributable to the premium allocation and terms of the contract do not depend of the performance of the assets in the Separate Account.

  Under Connecticut law, all income, gains or losses of the Separate Account, whether realized or not, must be credited to or charged against the amount placed in the Separate Account without regard to our other income, gains and losses. The assets of the Separate Account may not be charged with liabilities arising out of any other business that we may conduct. Obligations under the contracts are obligations of PHL Variable.

  There are no discrete units in the Separate Account. No party with rights under any contract participates in the investment gain or loss from assets belonging to the Separate Account. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in the Separate Account may drop below the reserves and other liabilities it must maintain. If the Separate Account asset value drops below the reserve and other liabilities we must maintain in relation to the contracts supported by such assets, we will transfer assets from our General Account to the Separate Account. Conversely, if the amount we maintain is too much, we may transfer the excess to our General Account.

  In establishing guaranteed rates for the Fixed Account, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. The company's investment strategy with respect to the proceeds attributable to the contracts generally will be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.

  Investment-grade debt instruments in which the company intends to invest the proceeds from the contracts include:

.. Securities issued by the United States government or its agencies or instrumentalities.

.. Debt securities which have a rating, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Bb), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

.. Other debt instruments, although not rated by Moody's or Standard & Poor's, are deemed by the company's management to have an investment quality comparable to securities described above.

  While the above generally describes our investment strategy with respect to the proceeds attributable to the contracts, we are not obligated to invest the proceeds according to any particular strategy, except as may be required by Connecticut and other state insurance law.

Experts
--------------------------------------------------------------------------------


  The financial statements of PHL Variable Insurance Company incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

  Kathleen A. McGah, Vice President and Counsel, PHL Variable Insurance Company, Hartford, Connecticut has provided opinions upon legal matters relating to the validity of the securities being issued. Ms. McGah also has provided advice on certain matters relating to federal securities and income tax laws about the contracts.


The Phoenix Companies, Inc.--Legal Proceedings about Company Subsidiaries
--------------------------------------------------------------------------------

  We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, investor, investment advisor or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.


  State regulatory bodies, the Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or FINRA, and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.


  In 2004 and 2005, the Boston District Office of the SEC conducted a compliance examination of certain of PNX's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.

  Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future.


  Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific.


  These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

                                    PART II
                   INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 13.Other Expenses of Issuance and Distribution

   Not applicable.

Item 14.Indemnification of Directors and Officers

   Section 33-779 of the Connecticut General Statutes states that: "a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by sections 33-770 to 33-778, inclusive."

   Article VI. Section 6.01. of the Bylaws of the Registrant (as amended and restated effective May 16, 2002) provide that: "Each director, officer or employee of the company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a director, officer or employee of the company, or of any other company in which he was serving as a director or officer at the request of the company, except in relation to matters as to which such director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, bylaw, agreement, vote of shareholders or otherwise."

Item 15.Recent Sales of Unregistered Securities

   Not applicable.

Item 16.(a) Exhibits

     1. Underwriting Agreement - Incorporated by reference to a filing on Form S-1 (File No. 333-55240) filed via Edgar on February 8, 2001.

     2.  Not applicable.

     3. (i) Articles of Incorporation - Incorporated by reference to a filing on Form S-1 (File No. 333-55240) filed via Edgar on February 8, 2001.

         (ii) Bylaws of PHL Variable Insurance Company, effective May 16, 2002 is incorporated by reference to a filing S-1 (File No. 333-87218) filed via Edgar on May 1, 2004.

     4. Form of Variable Annuity contract with MVA Rider - Incorporated by reference to a filing on Form S-1 (File No. 333-20277) filed via Edgar on January 23, 1997.

     5.  Opinion regarding legality - Refer to exhibit 23(b).

     6.  Not applicable.

     7.  Not applicable.

     8.  Opinion regarding tax matters - Refer to exhibit 23(b).

     9.  Not applicable.

     10. Not applicable.

     11. Not applicable.

     12. Not applicable.

     13. Not applicable.

     14. Not applicable.

     15. Not applicable.

     16. Not applicable.

     17. Not applicable.

     18. Not applicable.

     19. Not applicable.

     20. Not applicable.

     21. The Registrant has no subsidiaries.

     22. Not applicable.

     23. (a) Consent of PricewaterhouseCoopers LLP, filed herewith.

     23. (b) Opinion and Consent of Kathleen A. McGah, Esq., filed herewith.

     24. Powers of attorney, filed herewith.

     25. Not applicable.

     26. Not applicable.

(b) Certain schedules are inapplicable and therefore have been omitted. Applicable schedules are shown in the related financial statements filed herein.

Item 17.Undertakings

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) Not applicable.

     (5) Not applicable.

     (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

         i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

         ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

         iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

         iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

   The undersigned registrant hereby undertakes pursuant to Item 512(h) of Regulation S-K:

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on this 25th day of April, 2008.

                                              PHL VARIABLE INSURANCE COMPANY

                                              By:
                                                  ------------------------------
                                                  * Philip K. Polkinghorn
                                                  President


By: /s/ Kathleen A. McGah
    --------------------------
*Kathleen A. McGah, as Attorney-in-Fact pursuant to Powers of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the persons in the capacities indicated with PHL Variable Insurance Company on this 25th day of April, 2008.


      Signature                           Title
      ---------                           -----

----------------------                    Director, Executive Vice President
*James D. Wehr                            and Chief Investment Officer

----------------------                    Director, Senior Vice President and
*Christopher M. Wilkos                    Corporate Portfolio Manager

----------------------                    Executive Vice President and Chief
*Peter A. Hofmann                         Financial Officer

----------------------                    Director, Senior Vice President and
*David R. Pellerin                        Chief Accounting Officer


By: /s/ Kathleen A. McGah
    --------------------------
*Kathleen A. McGah, as Attorney-in-Fact pursuant to Powers of Attorney.

                                      S-1